FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: March 2nd, 2004

Information furnished on this form:
- Current report concerning the filing by a subsidiary of the voluntary petition for relief

The Current Report (Summary)

<COVER>         (omitted)

<CONTENTS>

1. Reason for filing

PB Electronics, Inc. ("PB Electronics"), a Delaware corporation and a consolidated subsidiary of NEC Corporation (the "Company"), filed a voluntary petition for relief under Chapter 7 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court, Northern District of California, San Jose Division, on March 1, 2004 (U.S. time zone) (the "Filing"). The Company filed this Current Report pursuant to Paragraph 4 of Article 24-5 of the Securities and Exchange Law of Japan and Item 17 of Paragraph 2 of Article 19 of the Cabinet Ordinance with respect to Disclosure of Companies' Affairs.

2. Matters to be reported

(1) Date of the occurrence of the event to be reported

March 1, 2004 (U.S. time zone)

(2) Contents of the event to be reported

(i) Overview of PB Electronics

Name:	PB Electronics, Inc.
Address:	2890 Scott Blvd. Santa Clara, CA 95050, USA
President and CEO:	Norio Tanoue

(ii) Background of the Filing

PB Electronics, which had discontinued its personal computer business operations in the United States in 2000, was carrying out final procedures toward liquidation in the United States and filed the voluntary petition therefor.

(iii) Method of the Filing

Voluntary petition for relief under Chapter 7 of the U.S. Bankruptcy Code

(3) Effect on the Company's financial performances

The Filing has no effects on the Company's consolidated and non-consolidated financial performances since all the past investment made by the Company in PB Electronics as well as all of the Company's accounts receivables from PB Electronics had been fully written off years ago.